UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

          For the Quarterly Period Ended June 30, 2000






                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 529-5262
_________________________________________________________________
  (Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

     Name of                                                      Percentage of
    reporting       Energy or gas      Date of       State of        voting
     company       related company  organization   organization  securities held  Nature of business
Entergy Power      Energy  related  May 17, 1995     Delaware        a 100%       Energy marketing
Marketing Corp.    business                                           owned       and brokering.
(EPMC)                                                            subsidiary of
                                                                     Entergy
                                                                   Corporation

Entergy Holdings,  Energy  related  November 3,      Delaware        a 100%       Holding company
Inc. (EHI)         business         1997                              owned       investing in
                                                                  subsidiary of   miscellaneous
                                                                     Entergy      energy related
                                                                   Corporation    companies.

Entergy Thermal,   Energy  related  January 28,      Delaware        a 100%       Production, sale,
LLC (Entergy       business         1999                              owned       and distribution of
Thermal)                                                          subsidiary of   thermal energy
                                                                       EHI        products.

Entergy Business   Energy  related  January 28,      Delaware        a 100%       Energy management
Solutions, LLC     business         1999                              owned       services.
(EBS)                                                             subsidiary of
                                                                       EHI

Entergy Power      Energy  related  February 25,      Delaware       a 100%       Holding company
Holdings USA       business         1999                              owned       investing in
Corporation (EPH)                                                 subsidiary of   qualifying
                                                                     Entergy      facilities.
                                                                   Corporation

Entergy Power RS   Energy  related  February 25,     Delaware     a 100% owned    Development and
Corporation        business         1999                          subsidiary of   ownership of
(EPRS)                                                                 EPH        qualifying
                                                                                  facilities.

Entergy Power Gas  Energy  related  June 15, 2000    Delaware     a 100% owned    Holding company
Holdings           business                                       subsidiary of   investing in energy
Corporation                                                          Entergy      commodity brokering
(EPGHC) (new)                                                      Corporation    and related
                                                                                  services.

Entergy Power Gas  Energy  related  June 20, 2000    Delaware      a 80% owned    Holding company
Operating          business                                       subsidiary of   investing in energy
Corporation                                                           EPGHC       commodity brokering
(EPGOC) (new)                                                                     and related
                                                                                  services.

Highland Energy    Energy  related  June 23, 1987     Texas           a 75%       Energy commodity
Company            business                                           owned       brokering and
(Highland) (new)                                                  subsidiary of   related services.
                                                                      EPGOC





EPMC Activities

      During the quarterly period ended June 30, 2000, EPMC engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EHI Activities

      During the quarterly period ended June 30, 2000, EHI acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities

     During the quarterly period ended June 30, 2000, Entergy
Thermal operated a district cooling and heating system in New
Orleans, Louisiana.

EBS Activities

     During the quarterly period ended June 30, 2000, EBS was inactive, but in the future intends to engage in energy management services.

EPH Activities

     During the quarterly period ended June 30, 2000, EPH acted as a holding company with respect to Entergy's investments in "qualifying facilities" (QFs) under the Public Utility Regulatory
Policies Act of 1978 (PURPA).

EPRS Activities

     During the quarterly period ended June 30, 2000, EPRS engaged in the development, acquisition and ownership of a 50% interest in RS Cogen LLC. RS Cogen LLC is developing, and will own and operate a 500 MW cogeneration facility in Louisiana which is a QF under PURPA.

EPGHC Activities

     During the quarterly period ended June 30, 2000, EPGH acted as a holding company for investing in energy commodity brokering and related services. Revenues during the quarterly period ended
June 30, 2000 were immaterial.

EPGOC Activities

     During the quarterly period ended June 30, 2000, EPGOC acted as a holding company for investing in energy commodity brokering and related services.

Highland Activities

     During the quarterly period ended June 30, 2000, Highland engaged in the business of energy commodity brokering and related services.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
CONTRIBUTIONS

Company    Type of   Principal                       Person to whom  Collateral  Consideration
issuing   security   amount of   Issue or   Cost of   security was   given with  received for
security   issued     security    renewal   capital      issued       security   each security
 EPGHC     Common       N/A        Issue      N/A       Entergy         N/A       $1.00 per
            Stock                                     Corporation                   share

                                                                                    $1,000

 EPGOC     Common       N/A        Issue      N/A        EPGHC          N/A       $1.00 per
            Stock                                                                   share

                                                                                     $800

Highland   Common       N/A        Issue      N/A        EPGOC          N/A       $1.00 per
            Stock                                                                   share

                                                                                    $1,000


Company contributing capital   Company receiving capital  Amount of capital contribution
     Entergy Corporation                 EPMC                       $5,000,000

     Entergy Corporation                 EPGH                       $4,999,000

            EPGH                         EPGOC                      $4,999,000

            EPGOC                      Highland                     $4,999,000


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associated Companies

Reporting   Associate
 company     company     Types of                   Indirect                Total
rendering   receiving    services    Direct costs    costs     Cost of     amount
 services   services     rendered      charged      charged    capital     billed
   EHI         EBS     Professional  $55,946          -0-        N/A     $55,946
                       services and
                       back office
                         support

   EHI       Entergy     Same as     $   151          -0-        N/A     $   151
             Thermal      above








Part II - Transactions Performed by Associated Companies on
          Behalf of Reporting Companies

 Associate     Reporting
  company       company      Types of       Direct    Indirect
 rendering     receiving     services       costs       costs     Cost of   Total amount
  services     services      rendered      charged     charged    capital      billed

  Entergy        EPMC      Professional   $7,483,513    $-0-        N/A     $7,483,513*
Enterprises,               services and
 Inc.(EEI)                 back office
                           support.

    EEI           EHI      Same as above. $      215    $-0-        N/A     $      215

    EEI         Entergy    Same as above. $  203,505    $-0-        N/A     $  203,505*
                Thermal

  Entergy       Entergy    Administrative $   16,616    $-0-        N/A     $   16,616
 Operations     Thermal    /Management
 Services,                 services.
    Inc.

* Includes Entergy Services, Inc. costs of $670,482 and $45,726 for services rendered indirectly through EEI to EPMC and Entergy Thermal, respectively.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
  Total consolidated capitalization as of June 30, 2000   $15,125,483,000    Line 1
  Total capitalization multiplied by 15% (line 1            2,268,822,450    Line 2
    multiplied by 0.15)
  Greater of $50 million or line 2                          2,268,822,450    Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EPMC)                      417,500,000
   Energy related technical and similar services (EHI)         51,744,128
   Development and ownership of QFs (EPH)                           2,000
                                                           --------------
      Total current aggregate investment*                     469,246,128    Line 4
                                                           --------------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system (line 3 less line 4)     $1,799,576,322    Line 5
                                                           ==============

* Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.


ITEM 5 - OTHER INVESTMENTS

   Major line of      Other investment    Other investment       Reason for
  energy-related       in last U-9C-3      in this U-9C-3      difference in
     business              report              report         other investment

Energy marketing        $2,500,000*         $2,500,000*             N/A
and brokering
(EPMC)

* EPMC received an order from the Federal Energy Regulatory Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under Section 32 of the Act. On July 29, 1996, EPMC issued and sold 250 shares of common stock to Entergy Corporation for $2,500,000 pursuant to the financing exemption set forth in Section 32. EPMC withdrew its exempt wholesale generator status on March 24, 1997.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B.  Exhibits

     1. Certificate of filing of Form U-9C-3 for the 1st Quarter of 2000 with interested state commissions and municipal regulator.

                            SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:  /s/ Nathan E. Langston
                                        Nathan E. Langston
                                     Vice President and Chief
                                        Accounting Officer


Dated:  August 28, 2000